Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Doubles Oil Production and Provides Operations Update

     OTC BB: MGWSF
     Cusip: No. 585168 107

     CALGARY, March 8 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), is very pleased to announce that its seven day trailing average production rate is 250 barrels of oil per day ("bopd"). This is double the rate announced in the Company's November 18, 2009 press release. Production rates during this seven day period have ranged from 225 bopd to over 300 bopd.
Oil production rates indicate that the steam drive process is performing as projected in each of the Company's two steam drive projects at Marmaton River
("Marmaton") and Grassy Creek ("Grassy") in Western Missouri. Oil production is expected to continue to ramp up towards the combined design capacity of
1000 barrels of oil per day over the next few months.
     The Company has resumed designed steam injection rates on both of its projects now that temperatures in Missouri have returned to normal following unusually cold winter weather during December, January and February. Although this cold weather caused a reduction in steam injection and production response and therefore a delay in the timing of this announcement, the oil production response to the resumption of steam injection is very encouraging.
     At Marmaton, the Company is addressing identified surface facility bottlenecks. Two new oil storage tanks and an inlet heat exchanger have already been installed. A new inlet tank has been delivered to the site and is being connected to the system. The new heat exchanger will reduce the temperature of produced fluids for processing and will pre-heat source water before it is fed to the steam generator, allowing it to generate more steam with the same amount of natural gas fuel. The seven day trailing average oil production at Marmaton is 130 bopd even though six wells, or roughly 50 bopd, remain shut-in. It is expected that the facility de-bottlenecking will be completed in the next three to four weeks which will allow the project production to be further increased towards the 500 barrels per day design capacity of the project.
     At Grassy, the increased steam injection rates have had a positive impact resulting in the first warm temperature response for produced fluids at the well heads. Concurrent with the warm produced fluids, oil production has increased dramatically from a seven day trailing average of approximately 20 bopd in early February to approximately 120 bopd currently. Management expects that with continued steam injection, the Grassy project production will continue to increase toward the facility capacity of 500 bopd.
     MegaWest is selling its 18 degree API oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales. MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas. Natural gas is the largest input cost for the Company's projects, therefore the current ratio of oil to natural gas prices has a very positive impact on project economics.
     MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil. The Company has two 320 acre steam injection projects in the Deerfield area of western Missouri with approximately 20 acres developed on each of the projects. In the Deerfield area, the Company owns an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development. In total, including the Deerfield Missouri acreage, the Company owns a 59% operated working interest in over 120,500 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas,
Kentucky, Montana and Texas. For further details on the Company and its prospects, please refer to the Company's website and the investor presentation contained therein.

     Forward-Looking Statements

     This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production performance. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast",
"intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.
We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk. These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form
51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at
www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

     %CIK: 0001172298

     /For further information: R. William (Bill) Thornton, President & CEO,
Telephone: (403) 984-6342; Kelly D. Kerr, Vice President Finance & CFO,
Telephone: (403) 984-6306; Suite 800, 926 - 5th Avenue SW, Calgary, AB, T2P
0N7, Email: investor.relations(at)megawestenergy.com, Website:
www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 15:05e 08-MAR-10